UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: February 2026

Commission File Number: 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On February 7, 2026, the Board of Directors of Sify Infinit Spaces Limited (“SISL”), a subsidiary of Sify Technologies Limited (“STL”), approved the conversion of and allotment of previously issued compulsorily convertible secured debentures (“CCDs”) into equity shares of SISL.  The conversion resulted in Kotak Special Situations Fund (“KSSF”) receiving a total of 32,380,709 equity shares of SISL, or approximately 5.36% of the total equity shares of SISL, and Kotak Data Centre Fund (“KDCF”) receiving a total of 37,386,997 equity shares of SISL, or approximately 6.19 % of the total equity shares of SISL.  The resulting conversion leaves STL as the majority holder of SISL, with 53,482,589 equity shares of SISL, or approximately 88.45% of the total equity shares of SISL. As a result of the conversion, no CCDs under either the KSSF Debenture Subscription Agreement (the “KSSF DSA”) or the KDCF Debenture Subscription Agreement (the “KDCF DSA”) (each discussed below) remain outstanding, and the KSSF DSA, the KDFC DSA, and the KSSF Put Option Agreement ( as amended and renamed the “Sale Right Agreement,” discussed below) have expired in accordance with their terms.  The conversions were undertaken as part of the ongoing potential initial public offering in India of SISL (the “IPO”) and the listing of its equity shares on BSE Limited and National Stock Exchange of India Limited.

As previously reported, SISL and STL entered into the KSSF DSA with KSSF on November 1, 2021, pursuant to which KSSF agreed to subscribe for two series of SISL’s CCDs.  KSSF subscribed for 20,000,000 Series 1 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 2,000,000,000, to be paid at the time of receipt of the Series 1 CCDs.  KSSF also subscribed for 20,000,000 Series 2 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 2,000,000,000, of which 1% was to be paid at the time of receipt of the Series 2 CCDs, and the remainder was to be paid between October 1, 2022, and March 31, 2023.  Under the KSSF DSA, SISL also had the option to require KSSF to subscribe for additional CCDs in one or more tranches before October 1, 2026, for an aggregate subscription amount of up to INR 6,000,000,000, upon written notice provided prior to October 31, 2023.  The Series 1 CCDs and Series 2 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants.  The proceeds from the CCD subscriptions were utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers, and repayment of debt.  The Series 1 CCDs and Series 2 CCDs must be automatically converted into SISL equity shares, upon the earlier of: (i) October 1, 2031, without any act or application by KSSF; (ii) the filing by SISL of a prospectus with the Securities and Exchange Board of India, the India Registrar of Companies, or any stock exchange in relation to an initial public offering of its equity shares or any alternative listing; or (iii) at any time as required by KSSF prior to October 1, 2031, at a conversion ratio 0.811243676 and 0.80779174, respectively.  The KSSF DSA was filed with the U.S. Securities and Exchange Commission (the “Commission”) on November 2, 2021, under Form 6-K.

On November 1, 2021, SISL and STL entered into a Put Option Agreement with KSSF (the “KSSF Put Option Agreement,” later amended and renamed the “Sale Right Agreement,” as discussed below) in relation to the Series 1 CCDs and the Series 2 CCDs. Pursuant to the KSSF Put Option Agreement, KSSF may exercise its put option on or after October 1, 2027, upon which STL would be obligated to purchase from KSSF all of its SISL CCDs.  The put option may also be exercised by KSSF upon the occurrence of any of the following events: (a) an event of default under the KSSF DSA; (b) if SISL fails to provide an exit to KSSF by way of a qualified IPO or alternative listing by October 31, 2029 (each such term as defined in the KSSF DSA); or (c) a breach by STL of any of its obligations or covenants under the KSSF Put Option Agreement. The KSSF Put Option Agreement was filed with the Commission on November 2, 2021 under Form 6-K.

KSSF later assigned, novated to, and transferred INR 6,000,000,000 in CCDs acquired pursuant to the KSSF DSA to KDCF.

On July 20, 2023, SISL and STL entered into the KDCF DSA, pursuant to which KDCF agreed to subscribe for two series of SISL’s CCDs. KDCF subscribed for 48,000,000 Series 4 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 4,800,000,000 to be paid at the time of receipt of the Series 4 CCDs.  KDCF also subscribed for 12,000,000 Series 5 CCDs, each with a face value of INR 100, for an aggregate subscription amount of INR 1,200,000,000 to be paid at the time of receipt of the Series 5 CCDs.  The Series 4 CCDs and Series 5 CCDs bear interest at a rate of 6% per annum and include customary financial and operating covenants. The proceeds from the CCD subscriptions were utilized for the expansion of new data centers, including land acquisition for data centers, investment in renewable energy for data centers and repayment of debt.  The Series 4 CCDs and Series 5 CCDs must be automatically converted into SISL equity shares, upon the earlier of: (i) March 31, 2033, without any act or application by KDCF; (ii) the filing by SISL of a prospectus with the Securities and Exchange Board of India or any stock exchange in relation to an initial public offering of SISL’s equity shares or any alternative listing; or (iii) at any time as required by KDCF prior to March 31, 2033, at a conversion ratio of 0.543483 and 0.941651116, respectively.  The KDCF DSA was filed with the Commission on July 21, 2023, under Form 6-K.

The CCDs issued pursuant to the KDCF DSA were not subject to a put option agreement.

On September 25, 2025, SISL, STL, and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF DSA, pursuant to which: (i) the KSSF DSA’s provisions relating to KSSF’s CCD exit rights were amended to align with the structure of SISL’s proposed IPO; (ii) KSSF waived certain rights, including its preemptive rights for the issuance of new securities (solely in relation to the shares to be issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KSSF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KSSF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000,000,000 (including a possible pre-offering placement of up to INR 5,000,000,000) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000,000,000, as well as to related amendments to SISL’s Articles of Association and capital structure.  A copy of the amendment was filed with the Commission on October 14, 2025, under Form 6-K.

On September 25, 2025, SISL, STL, and KSSF entered into a Waiver Cum Amendment Agreement to the KSSF Put Option Agreement, pursuant to which: (i) the parties agreed to change the nomenclature of the KSSF Put Option Agreement (and all references therein) to the “Sale Right Agreement”; and (ii) STL’s obligation to purchase the Series 1 CCDs and Series 2 CCDs upon KSSF’s exercise of its put option was deleted, solely in relation to the IPO.  A copy of the amendment was filed with the Commission on October 14, 2025, under Form 6-K.

On September 25, 2025, SISL, STL, and KDCF entered into a Waiver Cum Amendment Agreement to the KDCF DSA, pursuant to which: (i) the KDCF DSA’s provisions relating to KDCF’s CCD exit rights were amended to align with the structure of SISL’s proposed IPO; (ii) KDCF waived certain rights, including its preemptive rights for the issuance of new securities (solely in relation to the shares to be issued as part of the IPO), its entitlement to provide input on SISL’s annual business plan, its rights under the KDCF DSA’s information covenants, its right to inspect SISL’s books and records, and its right to nominate an observer to SISL’s board of directors; and (iii) KDCF consented to SISL’s raising of capital by way of the IPO, aggregating up to INR 25,000,000,000 (including a possible pre-offering placement of up to INR 5,000,000,000) and an offer for sale of equity shares by existing holders aggregating up to INR 12,000,000,000, as well as to related amendments to SISL’s Articles of Association and capital structure.  A copy of the amendment was filed with the Commission on October 14, 2025, under Form 6-K.

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Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 13, 2026
For Sify Technologies Limited

	By:	/s/ M P Vijay Kumar
Name: M P Vijay Kumar
Title: Executive Director and
Group Chief Financial Officer

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